VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	1,779,054
Investments in marketable securities (cost $5,468,362)		5,242,629
Distribution income receivable		35,887
Commissions receivable		1,766
Due from affiliates		3,008,104
Prepaid expenses and other current assets		867,401
Furniture and equipment, less accumulated depreciation of $357,220		32,597
Income tax receivable		5,761
Deferred tax asset, net		3,777
Total assets	$	10,976,976

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,018,519
Due to affiliate		79
Total liabilities		1,018,598
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(76,472,970)
Total stockholder's equity		9,958,378
Total liabilities and stockholder's equity	$	10,976,976

See accompanying notes to Statement of Financial Condition.